Exhibit 2.2

DESCRIPTION OF SECURITIES

Type and Class of Securities

As of March 25, 2020, RADCOM LTD.’s (the “Company”) authorized share capital consisted of 20,000,000 ordinary shares, NIS 0.20 par value per share (“Ordinary Shares”), of which 13,883,538 shares were outstanding as of such date. All of the Company’s outstanding Ordinary Shares have been validly issued, are fully paid and non-assessable.

Objectives and Purposes

We were first registered by the Israeli Registrar of Companies on July 5, 1985, as a private company under the name Big Blue Catalogue Ltd. and changed our name to RADCOM Ltd. in 1989. We later became a public company, registered by the Israeli Registrar of Companies on October 1, 1997 with the company number 52-004345-6.

The full details of our objectives and purposes can be found in Section 2 of our memorandum of association, as filed with the Israeli Registrar of Companies and amended from time to time by resolutions of our shareholders. One of our objectives is to manufacture, market and deal – in all ways – with computer equipment, including communications equipment and all other equipment related in any way to such equipment.  Some additional objectives of our listing include: having business relationships with representatives and agents; engaging in research and development; acquiring intellectual property; engaging in business actions with other business owners; lending money when we deem it proper to do so; dealing in any form of business (e.g., import, export, marketing, etc.); and many other general business activities, whether in Israel or in any other country.

Directors

According to our articles of association, our Board of Directors is to consist of not less than three and not more than nine directors, the exact number to be determined from time to time by resolutions of our shareholders. On July 11, 2019, our shareholders determined that the number of directors on our Board of Directors would be up to seven.

Election of Directors

Directors, other than external directors (if applicable), are elected by the shareholders at the annual general meeting of the shareholders or appointed by the board of directors. In the event that any directors are appointed by the board of directors, their appointment is required to be ratified by the shareholders at the next shareholders’ meeting following such appointment. Our shareholders may remove a director from office in certain circumstances. There is no requirement that a director own any of our capital shares. Directors may appoint alternative directors in their place.

Remuneration of Directors

Directors’ remuneration is subject to our compensation policy and to compensation committee, Board of Directors and shareholder approval.

Powers of the Board of Directors

Our Board of Directors may resolve to take action at a meeting when a quorum is present, and resolutions must be passed by a vote of at least a majority of the directors present at the meeting who are entitled to participate in the meeting.  A quorum of directors requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting but shall not be less than two.

Our Board of Directors may elect one director to serve as Chairman of the Board to preside at the meetings of our Board of Directors and may also remove such director.

Our Board of Directors retains all power in running the Company that is not specifically granted to the shareholders. Our Board of Directors may, at its discretion, cause us to borrow or secure the payment of any sum or sums of money for our purposes at such times and upon such terms and conditions in all respects as it deems fit, and, in particular, through the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of our property, both present and future, including our uncalled or called but unpaid capital for the time being.

Subject to the provisions of the Israeli Companies Law 5759-1999 (the “Israeli Companies Law”), the Company may enter into any contract or otherwise transact any business with any director in which contract or business such director has a personal interest, directly or indirectly; and may enter into any contract of otherwise transact any business with any third party in which contract or business a director has a personal interest, directly or indirectly.

No person shall be disqualified to serve as a director by reason of his not holding shares in the Company.

Dividends

Our Board of Directors may declare dividends as it deems justified.  Dividends may be paid in assets or shares of capital stock, debentures or debenture stock of us or of other companies. Our Board of Directors may decide to distribute our profits among the shareholders. Dividends that remain unclaimed after seven years will be forfeited and returned to us.  Unless there are shareholders with special dividend rights, any dividend declared will be distributed among the shareholders in proportion to their respective holdings of our shares for which the dividend is being declared.

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way, the ownership or voting of ordinary shares by non-residents of Israel, except with regard to subjects of countries which are in a state of war with Israel who may not be recognized as owners of ordinary shares. If we are wound up, then aside from any special rights of shareholders our remaining assets will be distributed among the shareholders in proportion to their respective holdings.

Our articles of association allow us to create redeemable shares, although at the present time we do not have any such redeemable shares.

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to utilize reasonable means to obtain:

●	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his position; and

●	all other important information pertaining to such actions.

The duty of loyalty of an office holder includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties for the company and the performance of his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself, or for others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

The term “office holder” is defined in the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the compensation committee to the extent that it complies with the statutory requirements which apply to the compensation committee, and the Board of Directors. Arrangements regarding the terms of employment and compensation of directors also require approval by the compensation committee, the Board of Directors and the shareholders.

Approval of Officeholder Compensation

The Israeli Companies Law imposes approval requirements for the compensation of office holders. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described below under – “Duties of Shareholders; Extraordinary Transactions with Controlling Shareholders”). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. In addition, any arrangement between a company and one of the company’s office holders must be approved by the company’s compensation committee and the board of directors. The approval of the company’s shareholders is required with respect to the compensation of a company’s directors (including a director that also serves as an executive officer) and the chief executive officer.

Additionally, a special majority of the shareholders is required for the approval of the compensation of the chief executive officer, and in the event that the compensation to an office holder is not consistent with the company’s compensation policy.

Conflict of Interest

The Israeli Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager.

Extraordinary Transactions

In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, as well as the siblings and parents of the office holder’s spouse and the spouses of any of the foregoing. Under Israeli law, an extraordinary transaction is a transaction which is:

●	not in the ordinary course of business;

●	not on market terms; or

●	is likely to have a material impact of the Company’s profitability, assets or liabilities.

Under the Israeli Companies Law, the board of directors may approve a transaction between the company and an office holder or a third party in which an office holder has a personal interest, but only if the transaction is in the best interests of the company. If the transaction is an extraordinary transaction, the transaction requires the approval of the audit committee and the board of directors, in that order.  In certain circumstances, shareholder approval may also be required. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at the deliberations or vote on this matter, however, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the office holder has to present the matter or a majority of the members of the board of directors or the audit committee, as the case may be, also have a personal interest. If a majority of the members of the board of directors or the audit committee, as the case may be, also have a personal interest, shareholder approval is also required.

Amending the Rights of Shareholders

Pursuant to the Israeli Companies Law and the Company’s articles of association, the Company may change the rights of owners of shares of a class of capital stock only with the approval of a majority of the holders of such class of stock present and voting at a separate general meeting called for such class of stock. An enlargement of a class of stock is not considered changing the rights of such class of stock.

Shareholder Meetings

The Company has two types of general shareholder meetings:  the annual general meeting and the extraordinary general meeting.  An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting.  We are required to give notice of general meetings (annual or extraordinary) no less than seven days before the general meetings.  We may provide notice of our general meetings by publishing such notice, either (1) on our website and/or (2) in one international wire service and/or (3) in any other common form of electronic dissemination. A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who together hold at least one-third (1/3) of the voting power of the company.  If there is no quorum within an hour of the time set, the meeting is postponed until the following week (or any other time upon which the Chairman of the Board and the majority of the voting power represented at the meeting agree).  Every ordinary share has one vote. A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class. A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative. We are exempted by the Nasdaq Listing Rules from the requirement to distribute our annual report to our shareholders, but we have undertaken to post a copy of it on our website, www.radcom.com, after filing it with the SEC.

Duties of Shareholders; Extraordinary Transactions with Controlling Shareholders

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting power of a company if no other shareholder owns more than 50% of the voting power of the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions of a public company with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in such order.  The shareholder approval must be by a majority vote, provided that either:

●	a majority of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor of the transaction; or

●	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the voting power of the company.

It is the responsibility of the audit committee to determine whether or not a transaction is extraordinary. In addition, the audit committee must also establish: (i) procedures for the consideration of any transaction with a controlling shareholder, even if it is not extraordinary, such as a competitive process with third parties or negotiation by independent directors; and (ii) approval requirements for controlling shareholder transactions that are not material.

Agreements and extraordinary transactions with a duration exceeding three years are subject to re-approval once every three years by the audit committee (or compensation committee, in certain circumstances under applicable law), board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval is reasonable under the circumstances.

In addition, under the Israeli Companies Law each shareholder has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing any power he or she has in the company, such as in shareholder votes.  In addition, certain shareholders have a duty of fairness toward the company, although such duty is not defined in the Israeli Companies Law. These shareholders include any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power in regard to the company.

Exculpation of Office Holders

Under the Israeli Companies Law, an Israeli company may not exculpate an office holder from liability with respect to a breach of his duty of loyalty nevertheless may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company permit it to do so.  Our articles of association allow us, subject to the provisions of the Israeli Companies Law, to prospectively exculpate an office holder from all or some of the office holder’s responsibility for damage resulting from the office holder’s breach of the office holder’s duty of care to the Company.

Insurance of Office Holders

Our articles of association further provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, in respect of each of the following:

●	a breach of an office holder’s duty of care to us or to another person;

●	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

●	a financial obligation imposed on him in favor of another person; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of administrative enforcement proceedings instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended, or the Israeli Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorneys’ fees.

Indemnification of Office Holders

Our articles of association also provide that we may indemnify an office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, as follows:

●	a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; and

●	reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

Our articles of association also include provisions allowing us to undertake to indemnify an office holder as aforesaid:

●	in advance, provided that in respect of bullet number 1 above, the undertaking is restricted to events which our Board of Directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criteria determined by our Board of Directors to be reasonable under the circumstances, and further provided that such events and amounts or criteria are set forth in the undertaking to indemnify; and

●	retroactively.

Limitations on Exculpation, Indemnification and Insurance

The Israeli Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

●	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly (other than if solely done in negligence);

●	any act or omission done with the intent to derive an illegal personal benefit

●	a fine, civil fine or ransom levied on an office holder, or a financial sanction imposed upon an office holder under Israeli Law.

Required Approvals

In addition, under the Israeli Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, the Company’s office holders must be approved by the Company’s compensation committee and the Company’s board of directors and, if the beneficiary is a director or the chief executive officer, by the Company’s shareholders. The Company’s audit committee, board of directors and shareholders resolved to indemnify and exculpate the Company’s office holders by providing them with indemnification agreements and by approving the purchase of a directors and officers liability insurance policy. We currently maintain directors’ and officers’ liability insurance policy limited to $23 million, at an annual premium of $200,000.

Anti-Takeover Provisions; Mergers and Acquisitions

The Israeli Companies Law regulates acquisitions of shares through tender offers, requires special approvals for transactions involving shareholders holding 25% or more of the company’s capital, and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

Delivery of Financial Statements

Our articles of association provide that we will only mail out copies of our annual financial statements to those shareholders that submit a written request for such statements.  In accordance with applicable law, our annual financial statements are filed with the SEC and are available at the SEC’s website, www.sec.gov, and on our website, www.radcom.com.